UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Stojo Products Inc., f/k/a "Urban Tumbler LLC"

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 22, 2018

Physical Address of Issuer:

41 Flatbush Avenue, FL 1, PMB 588, Brooklyn, NY 11217

Website of Issuer:

https://stojo.co/

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$2,871,070	$2,767,544
Cash & Cash Equivalents	$450,557	$646,049
Accounts Receivable	$489,214	$929,862
Short-term Debt	$3,444,126	$2,472,431
Long-term Debt	$736,024	$406,037
Revenues/Sales	$5,578,504	$6,575,838
Cost of Goods Sold	$3,358,610*	$4,711,030*
Taxes Paid	$0	$0
Net Income	$(1,172,473)	$(430,928)

* This figure represents cost of revenues.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 29, 2021

Stojo Products Inc.
f/k/a "Urban Tumbler LLC"



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Stojo Products Inc., f/k/a "Urban Tumbler LLC", a Delaware corporation (**"Stojo**," the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at https://stojo.co/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2021.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating

and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Stojo Products Inc. is a sustainable products lifestyle brand that focuses on portable, collapsible, reusable food and beverage containers, incorporated in Delaware as a corporation on March 22, 2018. On April 17, 2018, the Company acquired all of the assets of Urban Tumbler LLC, a New York limited liability company, and a predecessor to the Company.

The Company is located at 41 Flatbush Avenue, FL 1, PMB 588, Brooklyn, NY 11217.

The Company's website is https://stojo.co/.

The Company is headquartered and conducts business in the State of New York, and sells products through the Internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/stojo.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. Early in 2020, the Company experienced delays in manufacturing and shipments leaving its factories in China, which had a negative impact on sales. While this situation posed a difficulty for the business we have since overcome many of these problems and are growing the business again, although at a slower rate than previously projected. However, our business and prospects could continue to be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair our marketing and sales efforts to users of our products.

In addition, continued effects of COVID-19 or a significant outbreak of other contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.
A majority of the Company is owned by a small group of owners.

The Company is currently controlled by a three person board of directors appointed by the holders of the Company's capital stock who together hold approximately 68.53% of the outstanding voting equity securities of the Company. Subject to any fiduciary duties owed to the other owners or investors under Delaware law, these majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. These owners may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has indicated that it has engaged in certain transactions with related persons.

Jurrien Swarts, the Company's CEO and director, is the principal of an entity which (i) has made an investment in the Company pursuant to the terms of a convertible note, and (ii) holds approximately 41% of our outstanding shares of Common Stock. The Company has also entered into a distribution agreement with an affiliate of Vivienne Cudahy, who is one of our directors. Such transactions are not the result of arm's length negotiations, and it is possible that the Company could have conducted similar transactions with a third party on more favorable terms. Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Jurrien Swarts, our CEO and Director, Alex Abrams, our Director and Vivienne Cudahy, our Director. The Company has or intends to enter into an employment or board member agreement, as

applicable, with each of Jurrien Swarts, Alex Abrams and Vivienne Cudahy however there can be no assurance that it will do so or that they will continue to be employed or engaged by the Company for a particular period of time. The loss of Jurrien Swarts, Alex Abrams, Vivienne Cudahy, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan and as such, the Company purchased an insurance policy on Jurrien Swarts, our CEO, in the event of his death or disability. In the event that Jurrien Swarts dies or becomes disabled, the Company will receive compensation in the amount of $4 million anytime over a 10-year term commencing June 2020. Despite this coverage, the loss of such a person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore the acquisition of the key man insurance policy does not ameliorate all of the risk of relying on key personnel.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including higher re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As we expand our business, protecting our intellectual property will become increasingly important.

The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management' s attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have

been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Stojo is a sustainable products lifestyle brand that manufactures and sells portable, collapsible, reusable food and beverage containers.

Business Plan

Within the next 12-18 months, we will be focused on product development to launch products in new categories. This will let us generate revenue in new categories and also help expand our footprint within retail. We currently have a line of sight to profitability within the next 12-18 months.

The Company's Products and/or Services

Product / Service	Description	Current Market
Stojo 8oz Mini Cup	Collapsible coffee cup made from food-grade silicone and recyclable materials which means no BPAs, Phthalates, leads or glues.	Designed for coffee lovers, this travel mug is perfect for all your favorite beverages, hot or cold. Currently sells Wholesale and direct to consumer.
Stojo 12oz Pocket Cup	Collapsible coffee cup made from food-grade silicone and recyclable materials which means no BPAs, Phthalates, leads or glues.	Designed for coffee lovers, this travel mug is perfect for all your favorite beverages, hot or cold. Currently sells Wholesale and direct to consumer.
Stojo 16oz Biggie Cup	Collapsible coffee cup made from food-grade silicone and recyclable materials which means no BPAs, Phthalates, leads or glues.	Designed for coffee lovers, this travel mug is perfect for all your favorite beverages, hot or cold. Currently sells Wholesale and direct to consumer.
Stojo 24oz Titan Cup	Collapsible coffee cup made from food-grade silicone and recyclable	Designed for coffee lovers, this travel mug is perfect for all your favorite beverages, hot or cold.

	materials which means no BPAs, Phthalates, leads or glues.	Currently sells Wholesale and direct to consumer.
Stojo 20oz Water Bottle	Reusable, convenient, collapsible water bottle made from food-grade silicone that is LFGB Certified. This foldable bottle is BPA-free, lead-free, and phthalate-free.	Currently sells Wholesale and direct to consumer.
Stojo 36oz Bowl	The Stojo Bowl is collapsible, stackable, microwavable and dishwasher safe, and easily reusable. Our bowl is designed with separable parts to be taken apart and put together again for a super squeaky clean. It is also free of BPA, BPS, phthalates, and lead.	Currently sells Wholesale and direct to consumer.
Stojo 20 Oz Sports Bottle	Reusable, convenient, collapsible sports water bottle made from food-grade silicone that is LFGB Certified. This foldable bottle is BPA-free, lead-free, and phthalate-free.	Currently sells direct to consumer.

Competition

There are two types of competitors in the drinkware market 1) low quality knockoffs and 2) major players. The low quality knockoffs can be found on platforms like Amazon and other marketplaces globally and tend to eat into marketshare early-on but they cannot keep up with companies that have a healthy innovative product pipeline and a brand that consumers believe truly understand them and are aligned with their core values and beliefs regarding sustainability. The major players in the drinkware space include companies like Contigo, S'well, Yeti, and Hydro Flask. The problem with these players is that their products are heavy, bulky, hard to clean, not easy to travel with. They also do not have a core mission of ending disposable culture to lead them, thus lack a level of connection with customers that are looking for companies to be more sustainable.

Customer Base

We sell our products Wholesale (Retail, Co-Branding, Food Service, etc.) and DTC. Nearly 70% of our customers are between the ages of 25 and 44. Around 80% of our customer are female.

Supply Chain

Stojo works with two agencies that leverage three factories, which are geographically diversified across Asia. Both agencies have global reach. Should all three factories stop production, Stojo would first locate new factories using the agencies. The process would take approximately 120 days. Should both agencies become unavailable, it would take approximately 180 days to locate new factories unrelated to the agencies, to get them up and running.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9,492,033	Collapsible Travel Tumbler	Patent	July 2, 2015	November 15, 2016	USA
D756,705	Collapsible Travel Tumbler	Design Patent	April 29, 2015	May 24, 2016	USA
ZL 201480055769.8	Collapsible Travel Tumbler	Patent	August 10, 2014	November 24, 2017	China

| 9,119,507 | Collapsible Travel Tumbler | Patent | August 10, 2014 | September 1, 2015 | USA |

Trademarks

Application or Registration #	Mark	Description	Grant Date	Country
18028019	STOJO	Trademark	November 14, 2016	China
4,999,661	STOJO	Trademark	July 12, 2016	USA
40-1193941-0000	STOJO	Trademark	June 21, 2016	Republic of Korea
014763379	STOJO	Trademark	February 19, 2016	European Union

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of both U.S. federal, state and local governmental authorities, and E.U. laws. The company's products are manufactured to meet specifications set by the FDA (U.S.) and LFGB (German / EU) relating to containers used primarily to hold and store food and beverage. These laws and regulations are subject to change.

Litigation

The Company was party to a lawsuit related to a dispute under the Americans with Disabilities Act. The claim was terminated when the Plaintiff filed a notice of dismissal on October 9, 2020.

The Company was also a party to an arbitration against one of its former distributors, whereby the Company terminated its relationship with such supplier. This matter has now been settled.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jurrien Swarts	Chief Executive Officer and Director	**Stojo Products Inc.**, Chief Executive Officer (March 2018 - Current) **Urban Tumbler LLC**, Chief Executive Officer (January 2014 – Current)	**Dartmouth College**, B.A., Chinese (2002)
Alex Abrams	Secretary and Director	**Stojo Products Inc.**, Secretary (March 2018) **Stepstone Group, LP**, Managing Director (January 2016 – Current) - a global private markets firm providing customized investment, portfolio monitoring and advice to investors	**Boston College Law School**, J.D. (2004) **University of Pennsylvania**, B.A., American History (2001)

| Vivienne Cudahy | Director | **Auteur Limited**, Managing Director & Founder (May 2010 – Current)

-A distributor of home innovation and is the exclusive UK & Eire distributor for bobble, Corkcicle, Hip, Roll'eat, Stojo and Soma | **The Arts University College at Bournemouth**, Higher National Diploma, Fashion Marketing (1995) |

KEY PERSONNEL

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jake Kelsey	"acting" Chief Operating Officer	**Stojo Products Inc.**, -"acting" Chief Operating Officer (August 2018 - Current) -Operations Manager (March 2018 – August 2018) **(Malin+Goetz)**, Retail Operations & Education Manager (May 2017 – March 2018)	**Circle in the Square**, Certificate, Musical Theatre (2010)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 2,500,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 4,870,720 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	4,870,720
Par Value Per Share	$0.0001
Voting Rights	1 vote per share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive and could potentially have an adverse effect on the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	73.70%
Additional Information	Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Amount Outstanding	412,500
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options at a later date. The availability of shares of Common Stock into which such additional Options are convertible, would be dilutive and could potentially have an adverse effect on the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.24%

Type	Warrant to Purchase Common Stock
Amount Outstanding	562,500
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants at a later date. The availability of shares of Common Stock into which such additional Warrants are convertible, would be dilutive and could potentially have an adverse effect on the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.51%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$75,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Rights upon a Liquidity Event(2) Rights upon a Dissolution Event(3) Pro Rata Rights(4)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of shares of capital stock of the Company into which such additional SAFEs are convertible, would be dilutive and could potentially have an adverse effect on the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.13%(5)

(1) If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of preferred stock at a fixed pre-money valuation with an aggregate sales price of not less than $250,000 (an "Equity Financing") before the expiration or termination of the SAFE, the Company will automatically issue to the holder of the SAFE, a number of shares of preferred stock sold in the Equity Financing equal to the face amount of the SAFE divided by the price per share of the preferred stock sold in the Equity Financing.

(2) If there is a liquidity event before the expiration or termination of the SAFE, the holder of the SAFE will, at its option, either (i) receive a cash payment equal to the face amount of the SAFE, or (ii) automatically receive from the Company a number of shares of Common Stock equal to the face amount of the SAFE divided by the fair market value of the Common Stock at the time of the liquidity event, if the holder of the SAFE fails to select the cash option.

(3) If there is a dissolution event before the expiration or termination of the SAFE, the Company will pay an amount equal to the face amount of the SAFE, due and payable to the holder of the SAFE immediately prior to, or concurrent with , the consummation of the dissolution event. Such amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock of the Company by reason of their ownership thereof.

(4) The holder of the SAFE shall have a right to purchase its pro rata share of private placements of securities by the Company occurring after the Equity Financing, based on the ratio of (i) the number of shares of capital stock held by the such holder immediately prior to the issuance of the securities to (ii) the total number of shares of outstanding capital stock of the Company on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

(5) Percentage ownership assumes conversion of the face amount of the SAFE upon an Equity Financing in which new investors have paid a price per share of $1.00 per share, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio.

Type	Convertible Note (8%)
Face Value	$201,373
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The availability of shares of capital stock of the Company into which such additional Convertible Notes are convertible, would be dilutive and could potentially have an adverse effect on the value of the Securities sold pursuant to Regulation CF.
Interest Rate and Amortization Schedule	8% per annum. Unless earlier converted according to the terms of the note, the principal amount and any unpaid but accrued interest thereunder, shall be due and payable at the election of the holders of a majority of the principal balance of all notes, upon an event of default.
Description of Collateral	Unsecured.
Maturity Date	July 1, 2021
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.87%(4)
Additional Information	Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

(1) <u>Conversion upon a Qualified Financing</u>. In the event that the Company conducts a bona fide financing transaction resulting in aggregate proceeds to the Company of at least $750,000, at a pre-financing price per share equal to or greater than the quotient of $4,000,000, divided by the total number of shares of capital stock of the Company outstanding immediately prior to such transaction (such transaction a "Qualified Financing"), then the aggregate outstanding principal amount of the note and all accrued and unpaid interest on the note will automatically convert, into the same class and series of capital stock of the Company sold in the Qualified Financing, a purchase price equal to the lesser of (i) the product of (A) the price paid per share of capital stock by investors in the Qualified Financing and (B) 80%, and (ii)the quotient of (A) $4,000,000, divided by (B) the total number of shares of capital stock of the Company outstanding immediately prior to the initial closing of the Qualified Financing.

(2) <u>Conversion after the Maturity Date</u>. In the event that a Qualified Financing has not occurred prior to the maturity date of the note, then the aggregate outstanding principal amount of the note and all accrued and unpaid interest on the note will automatically convert into shares of Common Stock at a price per share equal to the quotient of the lesser of (i) fair market value or (ii) $4,000,000, divided by the total number of shares of capital stock of the Company outstanding immediately prior to the maturity date of the note.

(3) <u>Conversion upon a Change of Control Prior to the Maturity Date</u>. Upon a change of control prior to a Qualified Financing or the maturity date of the note, the note and all amounts due thereunder will automatically convert, immediately prior to such change of control, into shares of Common Stock at a price per share equal to the quotient of $4,000,000, divided by the total number of shares of capital stock of the Company outstanding immediately prior to such change of control.

(4) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest over 24 months due thereon as of the maturity date of the note, upon a Qualified Financing, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a pre-money valuation of $4,000,000.

Type	Convertible Note
Face Value	$165,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
Interest Rate and Amortization Schedule	5% per annum. Unless earlier converted according to the terms of the note, the principal amount and any unpaid but accrued interest thereunder, shall be due and payable at the election of the holders of a majority of the principal balance of all notes, upon an event of default.
Description of Collateral	Unsecured.
Maturity Date	July 1, 2021.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The availability of shares of capital stock of the Company into which such additional Convertible Notes are convertible, would be dilutive and could potentially have an adverse effect on the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.55%(4)

(1) <u>Conversion upon a Qualified Financing</u>. In the event that the Company conducts a bona fide financing transaction resulting in aggregate proceeds to the Company of at least $750,000, at a pre-financing price per share equal to or greater than the quotient of $4,000,000, divided by the total number of shares of capital stock of the Company outstanding immediately prior to such transaction (such transaction a "Qualified Financing"), then the aggregate outstanding principal amount of the note and all accrued and unpaid interest on the note will automatically convert, into the same class and series of capital stock of the Company sold in the Qualified Financing, a purchase price equal to the lesser of (i) the product of (A) the price paid per share of capital stock by investors in the Qualified Financing and (B) 80%, and (ii)the quotient of (A) $4,000,000, divided by (B) the total number of shares of capital stock of the Company outstanding immediately prior to the initial closing of the Qualified Financing.

(2) <u>Conversion after the Maturity Date</u>. In the event that a Qualified Financing has not occurred prior to the maturity date of the note, then the aggregate outstanding principal amount of the note and all accrued and unpaid interest on the note will automatically convert into shares of Common Stock at a price per share equal to the quotient of the lesser of (i) fair market value or (ii) $4,000,000, divided by the total number of shares of capital stock of the Company outstanding immediately prior to the maturity date of the note.

(3) <u>Conversion upon a Change of Control Prior to the Maturity Date</u>. Upon a change of control prior to a Qualified Financing or the maturity date of the note, the note and all amounts due thereunder will automatically convert, immediately prior to such change of control, into shares of Common Stock at a price per share equal to the quotient of $4,000,000, divided by the total number of shares of capital stock of the Company outstanding immediately prior to such change of control.

(4) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest over 24 months due thereon as of the maturity date of the note, upon a Qualified Financing, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a pre-money valuation of $4,000,000.

Outstanding Debt

As of the date of this Form C-AR, in addition to the Convertible Notes listed above, the Company has the following debt outstanding:

Type	Term Loan
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731.00 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Maturity Date	May 29, 2050

Type	Term Loan
Amount Outstanding	$157,530
Interest Rate and Amortization Schedule	0.98% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter (the "Deferral Period"), no payments will be due. Thereafter, monthly payments of principal and interest in such equal amount required to fully amortize the principal amount outstanding on the note on the last day of the Deferral Period by the maturity date of the note. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	April 6, 2022

Type	Revolving Line of Credit
Amount Outstanding	$34,582
Interest Rate and Amortization Schedule	15% per annum. Payments of principal and interest in the amount of $850 are due and payable monthly.
Description of Collateral	Secured by specific assets of the Company held by the grantor.
Maturity Date	N/A

Type	Revolving Line of Credit
Amount Outstanding	$6,849
Interest Rate and Amortization Schedule	15% per annum. Payments of principal and interest in the amount of $200 are due and payable monthly.
Description of Collateral	Secured by specific assets of the Company held by the grantor.
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Jurrien Swarts	2,560,540 shares of Common Stock*	52.6%

* A majority of such shares are held by Black Consulting, LLC. Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Stojo Products Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on March 22, 2018. The Company is a direct-to-consumer, business-to-business, and wholesale global operation that produces houseware goods designed for optimal portability and sustainability. The Company's headquarters are in Brooklyn, New York. The company began operations in 2018. The Company's founders previously ran Urban Tumbler LLC, a New York Limited Liability Company formed on July 30, 2012, before creating a Delaware corporation. The financials do not contain consolidated results and activities.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $450,557 and $646,049 of cash on hand, respectively.

As of April 29, 2021 the Company had an aggregate of approximately $550,050 in cash and cash equivalents, leaving the Company with approximately six (6) months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised	Amount of Securities Issued/Shares Issuable upon Exercise	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Option to Purchase Common Stock	-	662,500 shares	-	April 18, 2019 April 29, 2019, October 16, 2019, November 12, 2019, January 23, 2020, February 3, 2020	Rule 701
SAFE (Simple Agreement for Future Equity)	$75,000	1 SAFE	Product Development, Hiring Staff, IP Protection, Brand and Website Refresh	April 25, 2019	Section 4(a)(2)
Common Stock	$625,000	768,220 shares	Product Development, Hiring Staff, IP Protection, Brand and Website Refresh	December 21, 2018, January 28, 2019, February 13, 2019, April 18, 2019	Section 4(a)(2)
Convertible Note	$165,000	3 notes	Product Development, Hiring Staff, IP Protection, Brand and Website Refresh	April 24, 2018, June 20, 2018	Section 4(a)(2)
Convertible Note	$201,373	3 notes	Product Development, Hiring Staff, IP Protection, Brand and Website Refresh	April 24, 2018, June 20, 2018	Section 4(a)(2)
Warrant to Purchase Common Stock	-	562,500 shares	-	April 24, 2018	Section 4(a)(2)
Common Stock	$41.03	4,102,500 shares	General Working Capital	March 22, 2018, December 19, 2018	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Jurrien Swarts
Relationship to the Company	CEO and Director of the Company.
Total amount of money involved	$25,020
Description of the transaction	Jurrien Swarts is the principal of Black Consulting LLC, an entity which (i) has made an investment in the Company through a convertible note in the principal amount of $25,000, and (ii) holds 2,000,000 shares of our Common Stock which represents approximately 41% of our outstanding voting securities of the Company.

Related Person/Entity	Vivienne Cudahy
Relationship to the Company	Director of the Company.
Total amount of money involved	$1,946,048
Description of the transaction	Vivienne Cudahy is the principal of Auteur Limited, a company that distributes Stojo products in the United Kingdom.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Jurrien Swarts
C79E7D029CEF469...

(Signature)

Jurrien Swarts

(Name)

CEO & Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Jurrien Swarts
C79E7D029CEF469...

(Signature)

Jurrien Swarts

(Name)

CEO & Director

(Title)

4/29/2021

(Date)

DocuSigned by:
Alex Abrams
3E561FD9C4C7436...

(Signature)

Alex Abrams

(Name)

Director

(Title)

4/29/2021

(Date)

DocuSigned by:

Vivienne Cudahy

05C6E1FF506C449...

(Signature)

Vivienne Cudahy

(Name)

Director

(Title)

4/30/2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

	2020
Revenue	5,578,504
Less: Discount and Refunds	-93,195
Cost of Goods Sold	3,358,610
Gross Profit	2,126,699
Operating Expenses	
General and Administrative	2,636,532
Sales and Marketing	594,875
Total Operating Expenses	3,231,407
Operating Income (Loss)	-1,104,708
Total Other Expenses	67,765
Net Income (Loss)	-1,172,473

	2020
ASSETS	
Current Assets:	
Cash and cash equivalents	450,557
Accounts receivable	489,214
Other Current Assets	1,280,820
Total Current Assets	2,220,590
Total Fixed Assets	625,505
Total Other Assets	24,975
TOTAL ASSETS	2,871,070
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current liabilities:	
Accounts payable	3,078,097
Other current liabilities	366,030
Total Current Liabilities	3,444,126
Total Long Term Liabilities	736,024
TOTAL LIABILITIES	4,180,150
Stockholders' Equity:	
Common Stock	120,213
Additional paid in capital	624,621
Retained earnings	-881,441
Net Income	-1,172,473
Total Stockholders' Equity	-1,309,080
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	2,871,070

Cash Flows from Operations

Net Income (Loss)	-1,172,473
Adjustments to reconcile Net Income to Net Cash provided by operations	623,805
Net Cash Flow from Operating Activities	-548,668

Cash Flows from Investing Activities

Net Cash Flow from Investing Activities	18,562

Cash Flows from Financing Activities

Net Cash Flow from Financing Activities	329,988

Net Cash Flow	-200,118
Beginning Cash	633,779
Ending Cash	433,661